(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director General of the Kanto Local Finance Bureau

Filing Date:	June 16, 2016

Corporate Name:	Toyota Motor Corporation

Name and Title of Representative:	Akio Toyoda, President

Location of Head Office:	1 Toyota-cho, Toyota City, Aichi Prefecture

Telephone Number:	(0565)28-2121

Name of Contact Person:	Masayoshi Hachisuka, Project General Manager, Accounting
Division

Nearest Contact Location:	4-18, Koraku 1-chome, Bunkyo-ku, Tokyo

Telephone Number:	(03)3817-7111

Name of Contact Person:	Hideki Fujii, General Manager, Media Relations
Department, Public Affairs Division

Places of Public Inspection of the Extraordinary Report:

Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku,

Sapporo)

1.	Reason for Filing

Toyota Motor Corporation (“TMC”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Corporate Affairs, Etc. to report the approval of resolutions at the 112th Ordinary General Shareholders’ Meeting (the “General Shareholders’ Meeting”) of TMC.

2.	Description of Report

(1)	Date on which the General Shareholders’ Meeting was held:

June 15, 2016

(2)	Details of the proposed resolutions voted on at the General Shareholders’ Meeting:

Proposed Resolution 1:	Election of 11 Members of the Board of Directors

It was proposed that the following 11 persons be elected as Members of the Board of Directors:
Takeshi Uchiyamada, Akio Toyoda, Nobuyori Kodaira, Mitsuhisa Kato, Takahiko Ijichi, Didier Leroy, Shigeki Terashi, Shigeru Hayakawa, Ikuo Uno, Haruhiko Kato, and Mark T. Hogan.

Proposed Resolution 2:	Election of 1 Substitute Audit & Supervisory Board Member

It was proposed that Ryuji Sakai be elected as a substitute Audit & Supervisory Board Member.

Proposed Resolution 3:	Payment of Bonuses to Members of the Board of Directors

In consideration of the results for FY2016 and other factors, the 9 Members of the Board of Directors (excluding Outside Members of the Board of Directors) in office as of the end of FY2016 will be paid a total amount of 1,105,580,000 yen as bonuses.

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(3)	Number of “affirmative votes,” “negative votes” or “abstentions” in respect of the resolutions described above, requirements for the approval of such resolutions and results of voting:

(Proposed by TMC)

Resolutions	Number of affirmative votes	Number of negative votes	Number of abstentions	Number of voting rights held by shareholders present at the meeting	Results of voting
					Ratio of affirmative votes (%)	Approved/ Disapproved
Proposed Resolution 1
Takeshi Uchiyamada	24,231,455	681,405	43,625	25,412,642	95.35	Approved
Akio Toyoda	24,687,464	225,580	43,455	25,412,656	97.14	Approved
Nobuyori Kodaira	24,581,139	278,664	96,689	25,412,649	96.72	Approved
Mitsuhisa Kato	24,366,818	492,825	96,844	25,412,644	95.88	Approved
Takahiko Ijichi	24,588,502	271,269	96,721	25,412,649	96.75	Approved
Didier Leroy	24,588,049	271,700	96,744	25,412,650	96.75	Approved
Shigeki Terashi	24,588,752	270,975	96,765	25,412,649	96.75	Approved
Shigeru Hayakawa	24,596,456	263,286	96,751	25,412,650	96.78	Approved
Ikuo Uno	22,684,205	2,248,641	23,642	25,412,645	89.26	Approved
Haruhiko Kato	24,801,144	149,628	5,725	25,412,654	97.59	Approved
Mark T. Hogan	21,030,553	3,902,151	23,783	25,412,644	82.75	Approved
Proposed Resolution 2	24,444,461	506,570	5,197	25,412,660	96.19	Approved
Proposed Resolution 3	24,789,909	136,703	29,676	25,412,656	97.54	Approved

Note:	1.

“Number of affirmative votes”, “Number of negative votes” and “Number of abstentions” include the aggregate affirmative votes, negative votes and abstentions, respectively, exercised in writing or by means of electronic transmission as well as affirmative votes and negative votes, respectively, exercised by shareholders present at the General Shareholders’ Meeting.

	2.

“Number of voting rights held by shareholders present at the meeting” is the aggregate number of voting rights exercised in writing or by means of electronic transmission and the number of voting rights held by all shareholders present at the General Shareholders’ Meeting.

	3.	The requirements for approval of each resolution are as follows:
		For Proposed Resolutions 1 and 2, a majority vote of the shareholders present at the General Shareholders’ Meeting who hold shares representing in aggregate not less than one-third (1/3) of the voting rights of all shareholders who are entitled to vote; and
		For Proposed Resolution 3, a majority vote of the shareholders present at the General Shareholders’ Meeting.
		In addition, each number of voting rights held by shareholders present at the meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4)	Reasons for not including certain voting rights held by shareholders present at the meeting in the number of voting rights:

The aggregate number of voting rights exercised prior to the General Shareholders’ Meeting and the voting rights which were confirmed by certain shareholders present at the General Shareholders’ Meeting to represent approval or disapproval of each of the proposed resolutions were sufficient to meet the requirements to approve all of the proposed resolutions. Accordingly, voting rights which were held by the shareholders present at the General Shareholders’ Meeting but for which approval or disapproval of each proposed resolution could not be confirmed were not counted.

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